Mail Stop 4561

      September 20, 2005

Robert R. Black, Sr.
Chief Executive Officer and Manager
Virgin River Casino Corporation, RBG, LLC and
B & BB, Inc.
911 North Buffalo, Suite #201
Las Vegas, Nevada 89128

Re:	Virgin River Casino Corporation, RBG, LLC and B & BB, Inc.
	Amendment No. 4 to Form S-4
      Filed on September 8, 2005
	File No. 333-123179

Dear Mr. Black:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Managements Discussion and Analysis of Financial Condition and
Results of Operations, page 40

Overview, page 40
1. You state that you "plan to spend approximately $20.0 million in capital expenditures, beginning in the second half of 2005, to expand the CasaBlanca by adding a 245-room hotel tower and convention center." Please revise to provide a more detailed discussion regarding this planned hotel tower and convention center. This discussion should include, but not be limited to, the estimated time of completion and whether you have any firm commitments in place regarding the construction.

Management, page 80

Executive Compensation, page 81
2. Under footnote 1, you state that Mr. Black "has advised you that his salary will not exceed industry standards." Please revise to discuss what you mean by "industry standards" and what this means with respect to his current salary. For example, are there any limits established by the Board of Directors regarding the level of his annual salary. Finally, please disclose whether there are any plans to nominate additional directors to your Board of Directors or to establish a Compensation Committee.
3. Where you discuss the management fees payable to Mr. Black, please briefly define EBITDA as that term is defined in the indentures. In addition, please disclose in footnote (1) the amount of management fees recorded during 2005 to Mr. Black.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Sherwood Cook, Esq. (via facsimile)
      Kummer Kaempfer Bonner & Renshaw



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Robert R. Black, Sr.
Virgin River Casino Corporation; RBG, LLC and B&BB, Inc.
September 20, 2005
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